SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Westwood Holdings Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

961765104
(CUSIP Number)

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,068
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 673,068
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 9,313,223 shares of Common Stock, $0.01 par value per share (“Common Stock”) of Westwood Holdings Group, Inc. (the “Issuer”) outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 1, 2024.

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1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,068
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 673,068
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON PN

* This calculation is based upon 9,313,223 shares of Common Stock of the Issuer outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 1, 2024.

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1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,068
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 673,068
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON CO

* This calculation is based upon 9,313,223 shares of Common Stock of the Issuer outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 1, 2024.

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1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 725,351*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 725,351*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%**
14	TYPE OF REPORTING PERSON IN

* Includes (1) 673,068 shares of Common Stock of the Issuer held directly by Hoak Public Equities, L.P., and (2) 52,283 shares of Common Stock of the Issuer held by J. Hale Hoak (of which 25,000 shares of Common Stock are held in the name of J. Hale Hoak Child’s Trust).

** This calculation is based upon 9,313,223 shares of Common Stock of the Issuer outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 1, 2024.

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1	NAME OF REPORTING PERSONS James M. Hoak, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 673,068
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 673,068
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 673,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%*
14	TYPE OF REPORTING PERSON IN

* This calculation is based upon 9,313,223 shares of Common Stock of the Issuer outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 1, 2024.

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on December 12, 2023 (the “Original 13D”, and together with Amendment No. 1, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original 13D.

This Amendment No. 1 is being filed to make amendments to the Schedule 13D as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used for the purchase of Common Stock by HPE was $7,426,092.73 (including costs of commissions and expenses). All of the shares of Common Stock beneficially owned by HPE were paid for using working capital of HPE. Hoak Management, Hoak & Co. and James M. Hoak, Jr., do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE.

J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by J. Hale Hoak (of which 25,000 shares are held in J. Hale Hoak Child’s Trust), was $602,557.81 (including costs of commissions and expenses), such shares being paid for using personal funds.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Items 5(a) and 5(c) as follows:

(a)	As of the date of this Schedule 13D, based upon 9,313,223 shares of Common Stock of the Issuer outstanding as of April 24, 2024 as disclosed on the Issuer’s Form 10-Q filed with the SEC on May 1, 2024:

i.	HPE directly owns an aggregate of 673,068 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock.

ii.	Hoak Management, in its capacity as HPE’s general partner, may be deemed to beneficially own an aggregate of 673,068 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock.

iii.	Hoak and Co., in its capacity as the general partner of Hoak Management, may be deemed to beneficially own an aggregate of 673,068 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock.

iv.	James M. Hoak, Jr., in his capacity as Hoak & Co.’s controlling shareholder and Chairman, may be deemed to beneficially own 673,068 shares of Common Stock, representing approximately 7.2% of the outstanding Common Stock.

v.	J. Hale Hoak (1) owns an aggregate of 52,283 shares of Common Stock (of which 25,000 shares are held in J. Hale Hoak Child’s Trust) and (2) in his capacity as Hoak & Co.’s President may be deemed to beneficially own an aggregate of 673,068 shares of Common Stock, for an aggregate of 725,351 shares of Common Stock representing approximately 7.8% of the outstanding Common Stock.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

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Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement dated May 13, 2024, by and among Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak, Jr., and J. Hale Hoak

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	May 13, 2024

Hoak Public Equities, L.P.		Hoak Fund Management, L.P.

By: Hoak Fund Management, L.P., its general partner		By: Hoak & Co., its general partner

By:	Hoak & Co., its general partner	By:	/s/ J. Hale Hoak
J. Hale Hoak
By:	/s/ J. Hale Hoak		President
J. Hale Hoak
President

Hoak & Co.		James M. Hoak, Jr.

By:	/s/ J. Hale Hoak	By:	/s/ James M. Hoak, Jr
	J. Hale Hoak		James M. Hoak, Jr.
President

J. Hale Hoak

By:	/s/ J. Hale Hoak
J. Hale Hoak

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Schedule A

Transactions – Last 60 days

Reporting Person	Transaction Date	Transaction	Shares	Total Price Per Share (including costs of commissions and expenses)
J. Hale Hoak	3/14/2024	Purchase	315	$11.99
Hoak Public Equities, L.P.	4/30/2024	Purchase	3,200	$12.60
Hoak Public Equities, L.P.	4/30/2024	Purchase	12,185	$12.72
Hoak Public Equities, L.P.	5/2/2024	Purchase	6,974	$12.49
Hoak Public Equities, L.P.	5/2/2024	Purchase	6,751	$12.50
Hoak Public Equities, L.P.	5/6/2024	Purchase	4,220	$11.73
Hoak Public Equities, L.P.	5/6/2024	Purchase	1,320	$11.79
Hoak Public Equities, L.P.	5/7/2024	Purchase	133	$11.81
Hoak Public Equities, L.P.	5/9/2024	Purchase	12,514	$12.00
Hoak Public Equities, L.P.	5/10/2024	Purchase	771	$12.06

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